Exhibit 10.1

September 30, 2004

Mr. Per Gasseholm
207 Deer Hollow Road
San Anselmo, CA 94960

Re: Employment at Ashworth, Inc.

Dear Mr. Gasseholm:

In accordance with our recent discussions, we are pleased to confirm our offer to you of a position with Ashworth, Inc. (the “Company”) upon the following terms and conditions:

1.	Position; Reporting; Commencement: The initial position title shall be Chief Operating Officer & Executive Vice President and you shall report to Randy Herrel in his position of Chairman & CEO. You shall commence employment effective November 1, 2004. You will be required to observe the Company’s personnel and business policies and procedures. In the event of any conflict, the terms of this letter will control.

2.	Base Salary; Reviews: You will receive a salary of $250,000 per annum less applicable withholding and deductions, which is payable every other Friday. Employees are given annual performance reviews on or about January of each year.

3.	Bonus Program: You will receive a signing bonus of $15,000 payable on November 2, 2004. You have an opportunity to receive a bonus based on personal and company performance objectives, including sales and gross margin goals specified in the Business Plan. Your maximum potential bonus will be 50% of your annual salary ($125,000) if the Company and you meet performance goals.

4.	Business Expenses, Cellular Phone, Clothing Allowance, Auto Allowance. You will receive reimbursement for normal, ordinary and reasonable business expenses upon your submission of receipts substantiating the expenses claimed in accordance with Company policy. Air travel will be first class for international travel and coach for domestic travel per the Company policy. You will receive a Company paid cellular phone; usage will be in accordance with Company Policy. You will receive a Clothing Allowance in accordance with Company policy of approximately $3,000 per year. You will receive an annual auto allowance of $12,000.00, paid bi-weekly less applicable withholding.

5.	Relocation Allowance. You will receive reimbursement for reasonable moving expenses, up to a maximum of $20,000. These expenses will not be taxable provided that you submit original receipts to the Accounts Payable Department. All moving expense must be submitted with corresponding receipts within 6 months of your employment. You will receive reimbursement for temporary living expenses of $3,500 a month for up to a six-month period. This amount will include housing, car rental and all reasonable expenses incurred.

6.	Stock Options: The Company will grant you 30,000 options to purchase shares of the Company’s common stock at an exercise price equal to the closing share price the day before your employment commences. The options will vest over a three-year period, i.e. 10,000 vesting on the one-year anniversary of employment commencement; 10,000 vesting on the two-year anniversary of employment commencement; and 10,000 vesting on the three-year anniversary of employment commencement. Options will be exercisable for a period of time from the vesting date as defined by the Company’s Stock Option Plan. You have an opportunity to receive additional stock options each year during the annual review process.

7.	Savings Plan: You will be eligible to participate in the Company’s 401(k) Plan at the first entry date following the completion of six months continuous employment with the Company. Under the current provisions, you will be eligible as of July 1, 2005.

8.	Insurance Benefits, Life Insurance: The Company will provide you with coverage under its group medical, dental and life insurance policies as more specifically described in the group insurance materials which will be provided to you upon your commencement of employment. The cost of the medical and dental coverage will be shared between you and the Company, depending on your plan and coverage elections. Under the current provisions, you will be eligible as of November 1, 2004. The Company reserves the right to change, modify or eliminate such benefits or coverages in its discretion. In addition, you will be eligible for Ashworth’s Exec-U-Care health befits. This benefit reimburses you and your eligible dependents for medical expenses not covered by your group major health plan or by any other group health plan. The Company shall maintain during the term of this Agreement life insurance in the amount $1,000,000 for your personal benefit.

9.	Confidentiality; Use of Licensed Software; Solicitation of Employees; Return of Property; Termination: You acknowledge that, in the course of your employment with the Company, you will have access to confidential information concerning the organization and functioning of the business of the Company, and that such information is a valuable trade secret and the sole property of the Company. Accordingly, except as required by law, legal process, or in connection with any litigation between the parties hereto with respect to matters arising out of this agreement, you agree that you will not, at any time during your employment with the Company or after such employment, whether such employment is terminated as a result of your resignation or discharge, disclose or furnish any such information to any person other than an officer of the Company, and you will make no use of any such information for your personal benefit.

The Company licenses the use of computer software from a variety of outside companies and, unless authorized by the software developer, does not have the right to reproduce it. You may use software only in accordance with the license agreement, whether on local area networks or on multiple machines. If you learn of any misuse of software or related documentation within the Company, you must notify your department manager. If you make, acquire or use unauthorized copies of such computer software, you shall be disciplined as appropriate under the circumstances. Such discipline may include termination.

You agree that for a period of two years from the date of voluntary or involuntary termination, you will not solicit on your behalf, or on behalf of a third party, any then current employee of the Company, to leave his or her employment with the Company for employment with another employer.

You further agree that in the event of such termination, whether voluntary or involuntary, you will not remove from the offices of the Company any personal property that does not rightfully and legally belong to you and that you will return on the date of your said termination, to an authorized representative of the Company, any and all property belonging to the Company. You also agree that you will provide passwords on request for personal computer files.

10.	At-Will Employment: You understand and agree that you are being employed for an unspecified term and that this is an “at-will” employment relationship. This means that either you or the Company may terminate your employment at will at any time with or without cause or notice. If the Company terminates your employment without cause, the Company agrees to pay you a severance package equal to six months of your base salary over a six-month period. This at-will aspect of your employment, which includes the right of the Company to transfer, discipline, demote and/or reassign, may not be modified, amended or rescinded except by an individual written agreement signed by both you and the Company’s CEO. This letter sets forth the entire agreement between the parties and there are no prior or contemporaneous representations, promises or conditions, whether oral or written, to the contrary.

If you are in agreement with the terms of this letter, please sign and return one copy to the Human Resource Department and retain one copy for your files to effect the commencement of your employment. If you have any questions, please contact me at your earliest convenience.

Sincerely,

/s/Randall L. Herrel, Sr.
Randall Herrel
Chairman & CEO

ACCEPTED AND AGREED TO THIS
11th DAY OF October, 2004

/s/Per Gasseholm
Per Gasseholm